AGREEMENT


     This Agreement is being made this 26th day of July, 1996 by and between FUTURE MEDICAL TECHNOLOGIES INTERNATIONAL, INC., a Nevada corporation, whose main address One Glenhardie Corporate Center, Suite 201, 1275 Drummers Lane, Wayne, Pennsylvania 19087 (hereinafter referred to as "FMTI"); and MEDICAL TECHNOLOGIES, INC., a New Jersey corporation whose main address is 551
Fifth Avenue, Suite 605, New York, NY 10017 (hereinafter referred to as "MTI").

                            W I T N E S S E T H :

     WHEREAS, Future Medical Technologies, Inc. ("FMT") is a wholly owned subsidiary of FMTI whose stock is owned 100% by FMTI;

     WHEREAS, FMT requires substantial funds for research and development from investment at this time in order to fully develop its business;

     WHEREAS, the Board of Directors of FMTI has decided that because of its limited cash resources, that FMTI would be better served to spend its resources on its other divisions. Accordingly, FMTI desires to sell its 100% interest in FMT in order to avoid having to put further investment funds in FMT and to stop the substantial reduction of earnings in the consolidated financials that is adversely affecting FMTI ($110,000 FMT loss in second quarter, 1996 alone);

     WHEREAS, MTI has put together an investment group including John Figliolini a substantial shareholder of FMTI that is willing to invest $500,000 in MTI that will purchase 100% of the stock of FMT from FMTI thereby allowing FMT to continue as an operating entity with at least sufficient working capital to provide R&D and operating expenses to further exploit FMT technologies;

     WHEREAS, the Board of Directors of FMTI has voted to accept this proposal of sale subject to receipt of a "Fairness Opinion" prepared by a NASD broker in good standing, and subject to a Shareholder vote of FMTI, as soon as practical;

      NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

      1. FMTI hereby agrees to sell, and MTI hereby agrees to purchase 100% of the stock of FMT for the purchase price of $250,000 payable as follows:

          A.  $25,000 payable at the time of Shareholder approval.

          B. Interest of $6,563 (7% per annum) payable on or before December 31, 1996;

          C. An aggregate principal payment of $25,000 for the year 1997, payable in principal and interest payments due on the first day of each quarter.

          D. An aggregate principal payment of $50,000 for the year 1998, payable in principal and interest payments due on the first day of each quarter.

          E. An aggregate principal payment of $50,000 for the year 1999, payable in principal and interest payments due on the first day of each quarter.

          F. An aggregate principal payment of $100,000 for the year 2000, payable in principal and interest payments due on the first day of each quarter.

     The above payments less the initial down payment of $25,000 will be set forth in a Promissory Note from the Buyer without collateral or personal guarantees, but with the express condition that the sum of $500,000 or more be invested in the Buyer's corporation (MTI) prior to December 31, 1996.

     2. As additional consideration for this sale, Buyers hereby agree to grant FMTI the following license fees on all gross revenues (less returns) earned by the Buyer's corporation and FMT derived from any sale of the "Dehydrated Media Paddle", "Qualture", "Salmonella" (net gross revenues) (XLT4 Media as licensed from the University of Maryland) all as described in the Form 10-KSB for year ended December 31, 1995, as well as any modifications of same (the "FMT technology"):

          A.  5% for the first and second years

          B.  2 1/2% for the third, fourth and fifth years.

     All such license payments will cease at the end of the fifth year.

     In addition, Joseph Hippensteel and Deanne VanLeeuwen, officers of FMT hereby agree to donate back to FMTI one half of their 570,000 and 380,000 stock options (expiring March 22, 2000 at the exercise price of $2.875 per share), respectively.

     3. At Closing, a stock certificate representing 100% of FMTI's interest in FMT shall be delivered to Buyer with a fully executed Stock Power on the day of Shareholder approval simultaneously with the delivery of the required down payment of $25,000 from Buyer.

     4. The parties hereby agree that the balance sheet as of July 31, 1996 of FMT shall be the Acquisition Balance sheet, except that the intercompany loan of FMTI to FMT shall be cancelled by FMTI because of the consideration herein.

     5. Pending Shareholder approval, the Buyer may operate FMT commencing August 1, 1996 with the appropriate adjustments to be made in the event Shareholder approval is not obtained, including reasonable actual reimbursement (capped at $50,000) and a penalty of an additional $50,000 if shareholder approval is not obtained.

     IN WITNESS WHEREOF, the parties hereto have hereby executed this Letter of Intent.

FUTURE MEDICAL TECHNOLOGIES                   MEDICAL TECHNOLOGIES, INC.
INTERNATIONAL, INC.



By: /s/Bruce LaMont                           By: /s/John Figliolini
   ____________________________                   _____________________________
   Bruce LaMont, President                        John Figliolini, President
   and Chief Executive Officer

fmti\fmtsale.loi